

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

Rafael Moreira Pereira
Chief Financial Officer
Crescera Capital Acquisition Corp.
Rua Aníbal de Mendonça, 27, 2nd floor
Rio de Janeiro , RJ, Brazil

> **Re: Crescera Capital Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 14, 2023**
> **File No. 001-41081**

Dear Rafael Moreira Pereira:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Manuel Garciadiaz, Esq.